Exhibit (a)(5)(A)

NIO Inc. Announces Repurchase Right Notification for
0.50% Convertible Senior Notes due 2027

SHANGHAI, China,  December 26, 2024 (GLOBE NEWSWIRE) — NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the global smart electric vehicle market, today announced that it is notifying holders of its 0.50% Convertible Senior Notes due 2027 (CUSIP No. 62914VAF3) (the “Notes”) that pursuant to the Indenture dated as of January 15, 2021 (the “Indenture”) relating to the Notes by and between the Company and The Deutsche Bank Trust Company Americas, as trustee, each holder has the right, at the option of such holder, to require the Company to repurchase all of such holder’s Notes or any portion thereof that is an integral multiple of US$1,000 principal amount for cash on February 1, 2025 (the “Repurchase Right”). The Repurchase Right expires at 5:00 p.m., New York City time, on Thursday, January 30, 2025.

As required by rules of the United States Securities and Exchange Commission (the “SEC”), the Company will file a Tender Offer Statement on Schedule TO. In addition, documents specifying the terms, conditions and procedures for exercising the Repurchase Right will be available through the Depository Trust Company and the paying agent, which is The Deutsche Bank Trust Company Americas. None of the Company, its board of directors or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Repurchase Right.

The Repurchase Right entitles each holder of the Notes to require the Company to repurchase all of such holder's Notes or any portion thereof that is an integral multiple of US$1,000 principal amount. The repurchase price for such Notes will be equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid additional interest, if any, to, but excluding, February 1, 2025, which is the date specified for repurchase in the Indenture (the “Repurchase Date”), subject to the terms and conditions of the Indenture and the Notes. The Repurchase Date is an interest payment date under the terms of the Indenture and the Notes. As February 1, 2025 is a Saturday, pursuant to the Indenture and the Notes, on Monday, February 3, 2025, which is the next succeeding business day, the Company will pay accrued and unpaid interest on all of the Notes through January 31, 2025 to all holders who were holders of record as of close of business on Wednesday, January 15, 2025. As of December 25, 2024, there was US$378,525,000.00 in aggregate principal amount of the Notes outstanding. If all outstanding Notes are surrendered for repurchase through exercise of the Repurchase Right, the aggregate cash purchase price will be US$378,525,000.00.

The opportunity for holders of the Notes to exercise the Repurchase Right commences at 9:00 a.m., New York City time on Monday, December 30, 2024, and will terminate at 5:00 p.m., New York City time, on Thursday, January 30, 2025. In order to exercise the Repurchase Right, a holder must follow the transmittal procedures set forth in the Company’s Repurchase Right Notice to holders (the “Repurchase Right Notice”), which is available through the Depository Trust Company and The Deutsche Bank Trust Company Americas. Holders may withdraw any previously tendered Notes pursuant to the terms of the Repurchase Right at any time prior to 5:00 p.m., New York City time, on Thursday, January 30, 2025, or as otherwise provided by applicable law.

This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell the Notes or any other securities of the Company. The offer to purchase the Notes will be only pursuant to, and the Notes may be tendered only in accordance with, the Company’s Repurchase Right Notice dated December 26, 2024 and related documents.

Holders of the Notes should refer to the Indenture for a complete description of repurchase procedures and direct any questions concerning the mechanics of repurchase to the Trustee by contacting The Deutsche Bank Trust Company Americas. Holders of Notes may request the Company’s Repurchase Right Notice from the paying agent, The Deutsche Bank Trust Company Americas, c/o DB Services Americas Inc., at 5022 Gate Parkway Suite 200, MS JCK01-218, Jacksonville, FL 32256 (email: db.reorg@db.com).

HOLDERS OF NOTES AND OTHER INTERESTED PARTIES ARE URGED TO READ THE COMPANY’S SCHEDULE TO, REPURCHASE RIGHT NOTICE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NIO INC. AND THE REPURCHASE RIGHT.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, http://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, http://ir.nio.com.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the global smart electric vehicle market. Founded in November 2014, NIO aspires to shape a sustainable and brighter future with the mission of “Blue Sky Coming”. NIO envisions itself as a user enterprise where innovative technology meets experience excellence. NIO designs, develops, manufactures and sells smart electric vehicles, driving innovations in next-generation core technologies. NIO distinguishes itself through continuous technological breakthroughs and innovations, exceptional products and services, and a community for shared growth. NIO provides premium smart electric vehicles under the NIO brand, family-oriented smart electric vehicles through the ONVO brand, and small smart high-end electric cars with the FIREFLY brand.

For more information, please visit: http://ir.nio.com

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